

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 29, 2016

William Atlan
Chief Executive Officer
Atlan Media Inc.
Level 19, 1 O'Connell Street NSW
Sydney, 2000, Australia

>   **Re: Atlan Media Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 10, 2016**
>   **File No. 333-211184**

Dear Mr. Atlan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to our prior comment 2. We also note your updated description of your business discloses that your platform "has exited beta testing, [is] operational and available for purchase. At this time [you] have 6 paying clients." In an appropriate place in your prospectus, please elaborate upon your reference to your "6 paying clients" to explain how those clients have contributed to your results of operations in terms of revenues and an explanation as to how you have gone about obtaining clients to date so that investors can evaluate your present business performance. In this regard, we continue to believe that your operations are nominal.

Problem, page 3

2. We note that in response to our prior comment 3 you have revised your disclosure
    concerning the demand for your product. However, your disclosure still asserts that the
    market place is demanding a product like yours. Consequently, we reissue our prior
    comment. Please disclose whether this information is based upon management's belief,
    industry data, reports/articles or any other source. If the statement is based upon
    management's belief, please indicate that this is the case and include an explanation for
    the basis of such belief.

Dilution, page 14

3. We reviewed the revisions to your disclosure in response to comment 10. We note that
    dilution to investors is computed based on the net proceeds of the offering. As such,
    please revise the dilution table to also disclose the net proceeds from the offering
    assuming 100%, 75%, 50% and 25% of the shares are sold. In addition, please revise the
    following table to reflect the fair value assigned to shares held by selling shareholders as
    the amount of consideration paid. Please refer to Item 506 of Regulation S-K.

Business of the Issuer

Description of Product or Services, page 20

4. We reviewed your response to our comment 13 and the revisions to your disclosure. We
    note you issued 9,000,000 shares of common stock to consultants that participated in the
    development of the ad serving platform and that fair value of the shares was expensed.
    Please tell us why you did not capitalize application development costs in accordance
    with the guidance in ASC 350-40.

Management's Discussion and Analysis, page 29

5. We reviewed your response to our comment 12 and the revisions to your disclosure.
    Please revise your disclosure in the fifth paragraph to clarify that you have taken
    advantage of the extended transition period provided by Section 107 of the JOBS Act and
    that the election is irrevocable.

Results of Operations from Inception on April 1, 2016 to April 30, 2016, page 29

6. Please revise your disclosure here and elsewhere in the filing to clarify that the aggregate
    consideration for the issuance of 9,000,000 shares to selling shareholders was $162,896
    rather than zero.

Plan of Operations, page 29

7. We reviewed your response to comment 19 and the revisions to your disclosure. Please expand your disclosure to quantify the costs associated with the development of the online support repository system, the establishment of new offices in New York and Hong Kong and to attain your goal to reach a customer base of 500 active clients, as previously requested. Please also disclose the timeline for opening the New York office.

Note 2. Summary of Significant Accounting Practices

General

8. We note your disclosure on page 29 and elsewhere in the offering circular that you began operations in a live environment and have six paying clients. Please disclose your revenue recognition accounting policies.

Exhibit 23.1

9. Please file a currently dated consent in an amendment prior to effectiveness of the registration statement.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products